                                                                  EXHIBIT 99.1a


VISTA GOLD CORP.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                                                    Three Months Ended
                                                                                          March 31
(US Dollars in Thousands, except share data)                                    1997                   1996
---------------------------------------------------------------------------------------------------------------
                                                                                        (Unaudited)
REVENUE                                                                    $        11,371      $         6,669
                                                                           ---------------      ---------------

EXPENSES

     Operating costs                                                                 9,073                5,616
     Depreciation, depletion and provision for
        future reclamation and closure costs                                         1,748                1,114
     Amortization of deferred stripping                                                814                   --
                                                                           ---------------      ---------------
                                                                                    11,635                6,730
                                                                           ---------------      ---------------
RESULTS OF MINING OPERATIONS                                                          (264)                 (61)
                                                                           ===============      ===============

     Mineral exploration and property evaluation                                       470                1,121
     Corporate administrative                                                          641                  616
     Interest income - net                                                             (18)                (159)
     Other expense (income)                                                           (123)                 195
     Gain on sale of mineral properties, equipment and investments                    (841)                (141)
     Equity in loss of Zamora Gold Corp.                                               298                  320
                                                                           ---------------      ---------------
                                                                                       427                1,952
                                                                           ===============      ===============

EARNINGS (LOSS) BEFORE INCOME TAXES                                                   (691)              (2,013)

CURRENT INCOME TAXES (RECOVERY)                                                         --                  (47)
                                                                           ---------------      ---------------
NET EARNINGS (LOSS)                                                        $          (691)              (1,966)
                                                                           ===============      ===============

EARNINGS (LOSS) PER SHARE                                                  $         (0.01)               (0.04)
                                                                           ===============      ===============

WEIGHTED AVERAGE SHARES OUTSTANDING                                             89,020,405           46,108,515
                                                                           ===============      ===============

                                                                  EXHIBIT 99.1a



CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS (DEFICIT)

                                                                                 Three Months Ended
                                                                                     March 31
(US Dollars in Thousands)                                                      1997            1996
-----------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
RETAINED EARNINGS (DEFICIT),
   BEGINNING OF PERIOD                                                        (10,417)          1,409

NET EARNINGS (LOSS)                                                              (691)         (1,966)
                                                                           ----------      ----------

DEFICIT, END OF PERIOD                                                        (11,108)           (557)
                                                                           ==========      ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                                  EXHIBIT 99.1a





VISTA GOLD CORP.

CONSOLIDATED BALANCE SHEETS

                                                              March 31       December 31
(US Dollars in Thousands)                                         1997              1996
----------------------------------------------------------------------------------------
                                                            (Unaudited)        (Audited)
ASSETS

Current Assets
     Cash and cash equivalents                              $    11,063      $     8,598
     Marketable securities                                          179              213
     Accounts receivable and other                                5,381            3,286
     Inventories                                                 15,441           16,819
                                                            -----------      -----------
                                                                 32,064           28,916

Investment in Zamora Gold Corp.                                   2,683            2,981
Property, plant and equipment, net (Note 2)                      94,975           91,419
                                                            -----------      -----------
                                                            $   129,722      $   123,316
                                                            ===========      ===========

LIABILITIES

Current Liabilities
     Accounts payable and accrued liabilities               $     6,496      $    10,247
                                                            -----------      -----------
                                                                  6,496           10,247

Long-term debt (Note 3)                                          11,000               --
Provisions for future reclamation and closure costs               3,875            3,897
                                                            -----------      -----------
                                                                 21,371           14,144
                                                            ===========      ===========

SHAREHOLDERS' EQUITY

Common shares without par value                                 120,745          120,745
(Issued 1997 and 1996 - 89,020,405 shares)
Retained earnings (deficit)                                     (11,108)         (10,417)
Currency translation adjustment                                  (1,286)          (1,156)
                                                            -----------      -----------
                                                                108,351          109,172
                                                            -----------      -----------
                                                            $   129,722      $   123,316
                                                            ===========      ===========

Commitments and contingencies (Note 4)



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                                  EXHIBIT 99.1a

VISTA GOLD CORP.

CONSOLIDATED STATEMENTS OF
CHANGES IN CASH RESOURCES

                                                                                Three Months Ended
                                                                                     March 31
(US Dollars in Thousands)                                                        1997        1996
------------------------------------------------------------------------------------------------------
                                                                                   (Unaudited)
OPERATING ACTIVITIES

Net earnings (loss)                                                        $     (691)     $   (1,966)

Items not involving cash:
     Depreciation, depletion and amortization                                   2,584             964
     Provision for future reclamation and closure costs                           (22)            156
     Gain on sale of mineral properties and investments                          (841)           (141)
     Equity in loss of Zamora Gold Corp.                                          298             320
                                                                           ----------      ----------
                                                                                1,328            (667)

Currency translation adjustment                                                  (130)           (345)
Change in working capital
   excluding cash and cash equivalents                                         (4,434)         (2,861)
                                                                           ----------      ----------
                                                                               (3,236)         (3,873)
                                                                           ==========      ==========


INVESTING ACTIVITIES
Property, plant and equipment (Note 2)                                         (4,103)         (2,227)
Deferred stripping                                                             (2,155)           (505)
Proceeds from sale of mineral properties, equipment and investments               959             284
                                                                           ----------      ----------
                                                                               (5,299)         (2,448)
                                                                           ==========      ==========


FINANCING ACTIVITIES
Issue of share-purchase options                                                    --             208
Long-term financing (Note 3)                                                   11,000              --
                                                                           ----------      ----------
                                                                               11,000             208
                                                                           ==========      ==========


INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                                             2,465          (6,113)


CASH AND CASH EQUIVALENTS,
   BEGINNING OF PERIOD                                                          8,598          15,210


CASH AND CASH EQUIVALENTS,
   END OF PERIOD                                                           $   11,063      $    9,097
                                                                           ==========      ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.